Exhibit 99.1

Concord Medical Declares Special Dividend

BEIJING, China, July 28, 2011 Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that on July 26, 2011 its Board of Directors declared a special dividend of $ 0.06 per ordinary share (or $0.18 per American Depositary Share) on the Company’s outstanding ordinary shares. The total expense for the special dividend is expected to be about US$8.5 million, based on the 142,353,532 ordinary shares that were outstanding as of July 28, 2010. Each ADS represents three ordinary shares of the Company.

The dividends are payable on September 30, 2011, to shareholders of record at the close of business on August 31, 2011. This is the Company’s first dividend declared on its ordinary shares since its initial public offering on December 11, 2009. The underwriters for the IPO were Morgan Stanley, J.P. Morgan, and CICC.

Mr. Steve Sun, co-chairman and chief financial officer, said, “The Board of Directors declared this special dividend to provide shareholders with a tangible recognition of our good growth and financial performance since our initial public offering in December 2009. The Board expects to establish a long-term dividend policy, after a thorough analysis of the company’s long-term strategy, plans, outlook, and anticipated cash needs.”

Safe Harbor Statement

This news release may contain forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required by law.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian (Chinese and English)

+86 10 5957 5287

tony.tian@concordmedical.com

Christensen

Ms. Teal Willingham (English and Chinese)

+86 131 2179 3446

twillingham@christensenir.com

Ms. Kimberly Minarovich (English)

+1 212 618 1978

kminarovich@christensenir.com